UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               EMERGENT GROUP INC.
          ------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
           -----------------------------------------------------------
                         (Title of Class of Securities)

                                   29089V-20-3
                         -------------------------------
                                 (CUSIP Number)

         Steven Morse, Esq., Morse & Morse, PLLC, 1400 Old Country Road,
                  Suite 302, Westbury, NY 11590 (516-487-1446)
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 1, 2005
               ---------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                                                     PAGE 2


   NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   1     Louis Buther
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                     (b) / /
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   3     SEC USE ONLY

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   4     SOURCE OF FUNDS*
         PF
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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                             / /

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   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.
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 NUMBER OF            7       SOLE VOTING POWER
  SHARES
BENEFICIALLY                   599,435
  OWNED BY            -------------------------------------------------------
   EACH               8       SHARED VOTING POWER
 REPORTING
  PERSON
  WITH                -------------------------------------------------------
                      9       SOLE DISPOSITIVE POWER

                               599,435
                      -------------------------------------------------------
                     10       SHARED DISPOSITIVE POWER

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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                               599,435
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           / /
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         12.0%
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14       TYPE OF REPORTING PERSON*

         IN
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
                                                                     PAGE 3


Item 1. Security and Issuer

        This statement relates to the shares of Common Stock, of Emergent Group Inc. (the "Issuer"). The Issuer's principal executive office is located at 932 Grand Central Avenue, Glendale, California, 91201.

Item 2. Identity and Background

        (a)     Louis Buther

        (b)     205 Ridgefield Avenue, South Salem, NY 10590

        (c)     Employed by the Issuer as President.

        (d)     Not applicable

        (e)     Not applicable

        (f)     U.S.A


Item 3. Source and Amount of Funds or Other Consideration

     Incorporated by reference is Item 3 of the previously filed Schedule 13D for the reporting person. On June 1, 2005, in exchange for certain loan guarantees of the Company?s indebtedness, Louis Buther received 64,000 post-split shares of the Company's Common Stock.

Item 4. Purpose of Transactions

        Incorporated by reference is Item 4 of the previously filed Schedule 13D for the reporting person.

Item 5. Interest in Securities of the Issuer

        (a) - (b) As of June 1 2005, the Issuer has 5,005,530 shares issued and outstanding. Of the 5,005,530 shares outstanding, Mr. Louis Buther has the sole right and power to vote and dispose of 594,435 shares, representing 12.0% of the outstanding shares of the Issuer's Common Stock.

        (c)Reference is made to the description of transactions described herein in Item 3 above.

        (d) - (e) Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

        Reference is made to the description of transactions described in Item 4 above.

Item 7. Materials to be filed as Exhibits

     a) Stock Issuance Agreement with BJH Management, LLC dated December 30, 2002. (1)
     b)   Employment Agreements. (1)
     c) February 12, 2003 Amendment to Stock Issuance Agreement to correct a typographical error.(2)
     d)   Amendment to Employment Agreement. (3)

     ----------
     (1) Incorporated by reference to Schedule 13D filed with the SEC on January 8, 2003.
     (2) Incorporated by reference to Schedule 13D filed with the SEC on March 3, 2003.
     (3) Incorporated by reference to the Issuer's Form 8-K (date of earliest event June 1, 2005) filed with the SEC.

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 10, 2005


Reporting Person:           Louis Buther
-----------------

Signature:              /s/ Louis Buther
                            ------------
                            Louis Buther